Exhibit 99.1
NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) – TSX; (PGH) – NYSE
PENGROWTH ENERGY TRUST ANNOUNCES AT-THE-MARKET
EQUITY FINANCING PROGRAM
(Calgary, December 14, 2007) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively, “Pengrowth”), today announced that Pengrowth has entered into an equity distribution agreement with SG Americas Securities, LLC and FirstEnergy Capital Corp. (collectively, the “Underwriters”) which will permit Pengrowth to distribute up to 25,000,000 trust units from time to time through the Underwriters, as our agents, over a period of up to 25 months from today’s date. Sales of trust units, if any, pursuant to the agreement will be made in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the New York Stock Exchange (NYSE) or the Toronto Stock Exchange (TSX). The trust units will be distributed at market prices prevailing at the time of sale and, as a result, prices may vary between purchasers and during the period of distribution. The net proceeds of any given distribution of trust units will be used for general business purposes. The volume and timing of sales, if any, will be at Pengrowth’s discretion.
The distribution of the trust units pursuant to the agreement has been qualified by the filing of a Prospectus Supplement dated December 14, 2007 to Pengrowth’s Amended and Restated Short Form Base Shelf Prospectus dated December 5, 2007 with the securities regulatory authorities in Canada, and by the filing of a Prospectus Supplement dated December 14, 2007 to Pengrowth’s Form F-10 Registration Statement 333-146928 dated December 5, 2007 filed pursuant to the multi-jurisdictional disclosure system with the United States Securities and Exchange Commission. The Amended and Restated Base Shelf Prospectus and Prospectus Supplement are available on SEDAR and the Form F-10 Registration Statement and the Prospectus Supplement are available on EDGAR or, alternatively, can be obtained by contacting Pengrowth Investor Relations by email at: investorrelations@pengrowth.com or by telephone at: 1-888-744-1111.
This news release shall not constitute an offer to sell or the solicitation of an offer to buy trust units, nor shall there be any sale of the trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Pengrowth Energy Trust is one of the larger energy royalty trusts in North America. Trust units trade on the New York Stock Exchange (PGH) and the Toronto Stock Exchange (PGF.UN). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the higher quality in the energy trust sector with a proved plus probable reserve life index of approximately 10 years and a reserve base of approximately 360 million barrels of oil equivalent at December 31, 2006 pro forma for the ConocoPhillips properties acquisition. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224  Toll Free: 1-888-744-1111  Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355  Facsimile: (403) 294-0051

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